Mail Stop 6010

September 11, 2006

Mr. John Ornell
Chief Financial Officer
Waters Corporation
34 Maple Street
Milford, Massachusetts 01757

> **Re:** **Waters Corporation**
> **Form 10-K for the Year Ended December 31, 2005**
> **Forms 10-Q for the Quarters Ended April 1, 2006 and July 1, 2006**
> **File No. 001-14010**

Dear Mr.Ornell:

We have completed our review of your Form 10-K and related materials and do not, at this time, have any further comments.

Sincerely,

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Martin F. James
Senior Assistant Chief Accountant